
07008828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response.... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 13657 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Howe Barnes Hoefer & Arnett, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, 7th Floor
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Corne (312) 655-2710
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2007
WASH. D.C.
200
SECTION


CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Hoefer & Arnett, Inc.**, as of **September 30, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title


"OFFICIAL SEAL"
DENNIS J CYRWUS
COMMISSION EXPIRES 08/19/09
NOTARY PUBLIC STATE OF ILLINOIS



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report**

To the Board of Directors
Howe Barnes Hoefer & Arnett, Inc.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries (collectively, the "Company") as of September 30, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 14, 2007

Howe Barnes Hoefer & Arnett, Inc.

Consolidated Statement of Financial Condition
September 30, 2007

## Assets

| | |
|---|---|
| Cash | $ 75,325 |
| Cash at clearing broker | 1,403,435 |
| Receivable from broker-dealers | 771,049 |
| Securities owned, at fair value | 15,824,761 |
| Secured demand note receivable | 2,000,000 |
| Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $2,162,001 | 1,696,075 |
| Other receivables | 1,639,678 |
| Investments, at fair value | 3,760,569 |
| Other assets | 916,999 |
| **Total assets** | $ 28,087,891 |

## Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 6,287,922 |
| Payable to broker-dealer | 3,397,213 |
| Securities sold, not yet purchased, at fair value | 386,499 |
| Current tax liabilities | 144,701 |
| **Total liabilities** | 10,216,335 |
| Liabilities Subordinated to Claims of General Creditors | 2,000,000 |
| Stockholders' Equity | |
| Preferred stock, $100 par value; 100 shares authorized, issued and outstanding | 10,000 |
| Common stock, $50 par value; authorized 800 shares; issued 470 shares; outstanding 382 shares | 23,500 |
| Additional paid-in capital | 6,129,503 |
| Retained earnings | 11,882,181 |
| Less stock in treasury, at cost (88 shares) | (2,173,628) |
| | 15,871,556 |
| **Total liabilities and stockholders' equity** | $ 28,087,891 |

The accompanying notes are an integral part of these consolidated financial statements.

Howe Barnes Hoefer & Arnett, Inc.

Notes to Consolidated Statement of Financial Condition

## Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Hoefer & Arnett, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company also participates in securities underwritings.

The Company has three wholly owned subsidiaries, HBI Investment Funds, LLC, which serves as general partner for three limited partnerships that invests in securities of financial institutions, Howe Barnes Capital Management, Inc. and Hoefer & Arnett Capital Management, Inc., both of which are registered investment advisors with the SEC.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The consolidated financial statements include the accounts of Howe Barnes Hoefer & Arnett, Inc., HBI Investment Funds, LLC, Howe Barnes Capital Management, Inc. and Hoefer & Arnett Capital Management, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition: Securities transactions and related revenue and commission revenue and related expenses are recorded on a trade-date basis. Underwriting and investment banking revenue are recognized as earned. Management fee and incentive fee income is recognized on the accrual basis. Interest income and expense are recognized on the accrual basis.

Securities and investments: The Company has various long-term investments that consist of marketable and sometimes restricted equity securities and limited partnership investments. Equity securities are either valued at the last reported sales price or bid on the exchange or quotation system on which the securities are principally traded on the last trading day of the period, or if not publicly traded, valued at cost, which approximates fair value. The investments in limited partnerships are valued using the equity method of accounting.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

**Note 1. Nature of Business and Significant Accounting Policies (continued)**

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements: In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company on October 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of FIN 48 and its potential effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on October 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of SFAS 157 and its potential effect on its consolidated financial statements.

Reclassification: Certain balances at September 30, 2006, have been reclassified to conform to the current year presentation with no effect on results from operations.

**Note 2. Receivable From and Payable to Broker-Dealers**

At September 30, 2007, receivable from broker-dealers consists of cash and commission receivable of $771,049. Payable to broker-dealer represents margin borrowings of $3,397,213.

Pursuant to the Company's clearing agreement with First Clearing Corporation, the Company is required to maintain a deposit of $500,000, which is included in cash at clearing broker on the consolidated statement of financial condition.

**Note 3. Securities Owned and Securities Sold, Not Yet Purchased**

The securities and other financial instruments held by the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts which approximate fair value.

Securities owned and sold, not yet purchased, comprised of equity securities, are $15,824,761 and $386,499, respectively, at September 30, 2007.

## Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2007, consist of:

| | |
|---|---|
| Furniture and equipment | $ 3,143,135 |
| Leasehold improvements | 714,941 |
| Accumulated depreciation and amortization | (2,162,001) |
| | $ 1,696,075 |

## Note 5. Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordinated agreements at September 30, 2007 are comprised of a secured demand note collateral agreement with an employee in the amount of $2,000,000. The note pays interest at eight percent per annum and matures on November 30, 2007.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## Note 6. Defined Contribution Benefit Plan

The Company has a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. The Company matches employee contributions and may also make discretionary contributions to the Profit Sharing Plan.

## Note 7. Stock-Based Compensation Plans

Stock Option Plan

In 1998, the Company adopted a stock option plan (Stock Option Plan) pursuant to which the Company's Board of Directors could grant stock options to officers and key employees. The Stock Option Plan authorized grants of options to purchase up to 100 shares of authorized but unissued common stock or treasury stock. Stock options were granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable after five years from the date of grant.

During the year ended September 30, 2005, the Company chose to account for stock-based employee compensation in accordance with SFAS No. 148, *Acccunting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123*, using the prospective method. The prospective method recognizes employee compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied. The fair value based method was used to determine the amount of compensation cost the Company recorded for the year ended September 30, 2007. Fair value was determined by taking the monthly net book value of the Company's common stock less the average strike price of the remaining options outstanding. The amount derived from that calculation was multiplied by the remaining monthly options outstanding to arrive at the total compensation expense incurred by the Company for the year ended September 30, 2007.

## Note 7. Stock-Based Compensation Plans (continued)

In March 2003, the Company's Board of Directors voted to terminate the Stock Option Plan. As a result of the termination of the Stock Option Plan, no future stock options will be granted.

Stock option activity during the year is as follows:

| | Number of Shares | | Weighted-Average Exercise Price |
|---|---|---|---|
| Balance at September 30, 2006 | 19.90 | $ | 17,527 |
| Granted | - | | |
| Exercised | (2.20) | | 17,500 |
| Forfeited or terminated | (1.00) | | 17,437 |
| Expired | - | | |
| Balance at September 30, 2007 | 16.70 | | 17,489 |

At September 30, 2007, the remaining contractual life of outstanding options is either one, two or three years as determined by the initial grant date.

## Note 8. Commitments and Contingent Liabilities

Minimum annual rentals under noncancelable leases for office space which expire at various dates through January 2015, exclusive of additional payments which may be required for operating and maintenance costs, are as follows:

| Years ending September 30: | | |
|---|---|---|
| 2008 | $ | 1,232,196 |
| 2009 | | 1,215,633 |
| 2010 | | 1,214,060 |
| 2011 | | 1,206,250 |
| 2012 | | 1,155,457 |
| 2013 and thereafter | | 1,681,057 |
| | $ | 7,704,653 |

The Company had received abatements of rent on its office facilities leases which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2007, included in accounts payable and accrued expenses is $566,617 related to the aforementioned deferred rent.

The Company has subleased the Los Angeles premises that was used by the legacy Hoefer & Arnett, Inc. discontinued fixed income business unit. The minimum rental commitment amounts included in the table above have not been reduced by the minimum rentals totaling $1,051,695 which are to be received in the future under the sublease. The sublease expires on January 31, 2015.

**Note 8. Commitments and Contingent Liabilities (continued)**

At September 30, 2007, the Company had a letter of credit for $450,000 to satisfy an office lease deposit requirement. This letter of credit is collateralized by a money market account and matures on June 30, 2010.

The terms of the Company's preferred stock provide if the agreement between the Company and the preferred shareholder is terminated or the Company is sold, the preferred shareholder has the option to require the Company to purchase its interest in the preferred stock at book value within 25 days of the termination of the agreement or sale of the Company, unless the purchase would violate the net capital rules of the SEC.

In conjunction with the August 1, 2006 merger agreement, contingent payments payable over a three-year period may be required to be paid based upon meeting certain specified provisions of the agreement.

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee being due the clearing firm.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

**Note 9. Related Party Transactions**

One of the Company's subsidiaries, HBI Investment Funds, LLC, is general partner to three limited partnerships, of which the Company and HBI Investment Funds, LLC have equity interests in the limited partnerships totaling $1,064,663 and $1,127,799, respectively, at September 30, 2007. The general partner is required to maintain its initial contribution of one percent of the original limited partner commitments within each partnership.

The Company refers and generates business for an entity that is a preferred shareholder in the Company.

**Note 10. Financial Instruments with Off-Balance-Sheet and Concentrations of Credit and Market Risk**

Customer transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

## Note 10. Financial Instruments with Off-Balance-Sheet and Concentrations of Credit and Market Risk (continued)

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2007, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2007. The Company monitors such risk on a daily basis.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

## Note 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method permitted by rule 15c3-1, which requires that the Company maintain net capital equal to an amount not less than $2,500 for each security in which the Company makes a market based on the average number of such markets made by the Company using the 30 days immediately preceding the computation date, not to exceed $1,000,000. At September 30, 2007, the Company had net capital of $3,322,391, which was $2,322,391 in excess of its required net capital of $1,000,000. The net capital rules may effectively restrict the payment of cash dividends to the Company's shareholders.

## Note 12. Discontinued Operations

During the course of the year, the Company abandoned the Los Angeles lease for the space used by the legacy Hoefer & Arnett, Inc. discontinued fixed income business operation.



END